UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Re:  For the period ended September 17, 2009

COMMISSION FILE NUMBER: 000-22216

CANADIAN ZINC CORPORATION

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FORM 51-102F4
Business Acquisition Report

Item 1                 Identity of Company

1.1                      Name and Address of Company

Canadian Zinc Corporation (the “Company” or “Canadian Zinc”)
Suite 1710, 650 West Georgia Street
Vancouver,  BC   V6B 4N9

1.2                      Executive Officer

The following executive officer of the Company is knowledgeable about the significant acquisition and this Business Acquisition Report:

John Kearney – Chairman and Chief Executive Officer
(416) 362-6686

Item 2                 Details of Acquisition

2.1                      Nature of Business Acquired

The Company acquired a 20.01% interest in Vatukoula Gold Mines Plc (“VGM”), a UK company, listed on the Alternative Investment Market (“AIM”) of the London Stock Exchange, which currently owns and operates the
Vatukoula Gold Mine located in Fiji.  Further information about VGM can be found at the following website:  www.vatukoulagoldmines.com.

2.2                      Date of Acquisitions
April 9, 2009 and June 10, 2009

2.3                      Consideration

On April 9, 2009, the Company acquired 347,669,022 shares of VGM, representing 13.71% of the issued share capital, at a price of £0.0073 per share for total consideration of £2.538 million (CAD$4.554 million).  As part of the purchase, the Company granted the seller of the shares (Viso Gero Global Inc. or “Viso Gero”), until January 7, 2010, an option to repurchase up to 200,000,000 shares in VGM at a price of £0.01 per share, exercisable in tranches of 20,000,000 shares (the “Viso Gero Call Option”).

On May 7, 2009, the Company entered into a Subscription Agreement with VGM to acquire a further 200,000,000 shares of VGM for an investment of £1.2 million (£0.006 per share), or CAD$2.169 million (the “Subscription”), subject to approval of VGM shareholders.  On June 10, 2009, VGM shareholders approved the necessary resolutions and the Subscription was completed.  Accordingly, as of June 10, 2009, Canadian Zinc holds a total of 547,669,022 shares, or 20.01% of the issued share capital of VGM.

If Viso Gero exercises the Viso Gero Call Option, then, under the terms of the Subscription Agreement with VGM, Canadian Zinc is entitled to subscribe for up to 250,000,000 additional VGM shares so that the total percentage shareholding held by Canadian Zinc in VGM remains at 20.01%.  The subscription price for any such additional VGM shares purchased by the Company will be 95% of the volume weighted average price of VGM shares for the five trading days prior to the exercise of the Viso Gero Call Option.

Under the Subscription Agreement, VGM has also agreed that, in the event of any future financing by VGM within the following twelve months, Canadian Zinc will be invited to participate on the same terms in such financing pro rata to its holding so as to maintain its equity position in VGM immediately prior to the completion of such equity financing.

The Company paid the aggregate acquisition cost of £3.738 million (CAD$6.723 million) for the 547,669,022 shares of VGM out of the Company’s general working capital.

2.4                      Effect on Financial Position

Canadian Zinc will account for its investment in VGM using the equity method (effective June 10, 2009).  The effect of the acquisition on the Company’s financial position is that the investment in VGM will be presented on one line on the balance sheet of Canadian Zinc, initially recorded at cost.  Thereafter, the carrying value will be adjusted for Canadian Zinc’s pro-rata share of the post acquisition earnings or losses of VGM.  The results of operations of VGM may be material to the financial statements of Canadian Zinc.  The Company presently has no plans for a material change in the business or affairs of VGM or Canadian Zinc that may have a significant effect on the results of operations and financial position of Canadian Zinc.

2.5                      Prior Valuations

Not applicable.

2.6                      Parties to Transaction

No informed person, associate or affiliate of Canadian Zinc was a party to the acquisition.

2.7                      Date of Report

August 24, 2009

Item 3                 Financial Statements
The Company is exempt from the requirements of Section 8.4 of National Instrument 51-102 (“NI 51-102”) to file certain financial statements pursuant to the exemption in Section 8.6 of NI 51-102. The exemption is available because the Company’s acquisition of its interest in VGM is being accounted for using the equity method.  Summarized information of the assets, liabilities and results of operations of VGM for the years ended August 31, 2008 and 2007 is presented below:

	August 31, 2008 £’000	August 31, 2007 £’000

Current assets	10,278	92
Non-current assets	53,229	4,548
Total assets	63,507	4,640

Current liabilities	6,235	300
Non-current liabilities	12,492	89
Total liabilities	18,727	389
Shareholders’ equity	44,780	4,251
Total liabilities and shareholders’ equity	63,507	4,640

	Year ended
	August 31, 2008 £’000	August 31, 2007 £’000
Revenue	3,817	28
Cost of Sales	(4,442)	(4)
Other expenses	(3,443)	(1,006)

Loss for the year	(4,068)	(982)

The summarized information above has been prepared by management of the Company and is derived from the audited consolidated financial statements of Vatukoula Gold Mines Plc for the year ended August 31, 2008 (which are available at www.vatukoulagoldmines.com).  The VGM financial statements were audited under rules applicable to companies in the UK, notably the Companies Act 1985 and International Standards on Auditing (UK and Ireland).  VGM’s financial statements are prepared under International Financial Reporting Standards (IFRS) and are reported in £ Sterling.  Canadian Zinc does not believe that there are any material differences between Canadian GAAP applicable to public enterprises and IFRS with respect to VGM’s financial statements.  The audited consolidated financial statements of VGM for the year ended August 31, 2008 include an audit report which was issued without reservation.  VGM’s auditor has had no involvement in the preparation and disclosure of the summarized information in this Business Acquisition Report.

EXHIBIT LIST
99.1	Canadian Zinc Commences Diamond Drill Exploration Program On Tuvatu Gold Project, Fiji

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date: September 18, 2009	By:	/s/ John F. Kearney
John F. Kearney
President and Chairman